The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

October 15, 2021

VIA E-mail and EDGAR

Anu Dubey, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monachil Credit Income Fund (the “Fund” or “Registrant”) Form N-2 filed on June 21, 2021 File Nos. 333-257241 and 811-23709

Dear Ms. Dubey:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) in a letter dated July 19, 2021 (the “Comments”), relating to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed on June 21, 2021. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. All capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Fund. Where revisions to the Registration Statement are referenced in the Fund’s responses set forth below, such revisions are included in Amendment No. 1 to the Registration Statement filed concurrently herewith (the “Amendment No. 1”).

Comment #1

Inasmuch as Section 8(c) of the Securities Act of 1933 (“Securities Act”) relates to post-effective amendments, please remove the check from the box next to “when declared effective pursuant to Section 8(c)”.

Response #1

The Registrant has made the requested change.

Monachil Credit Income Fund

October 15, 2021

Prospectus

Cover Page

Comment #2

The third sentence on the cover page states that the Fund intends to operate as an interval fund. Please disclose the anticipated frequency of Repurchase Offers and the price to be paid for repurchased Shares. Please also add a cross-reference to the section of the prospectus that describes the Fund’s repurchase policies.

Response #2

The Registrant has made the requested change.

Comment #3

The Fund’s investment objective is to provide investors with current income and attractive risk-adjusted returns with relatively low correlation to the public equity and fixed income markets. Please disclose in plain English what the phrase “risk-adjusted returns” means.

Response #3

The Registrant has made the requested change to describe “risk-adjusted returns” in plain English.

Comment #4

The first sentence under “Principal Investment Strategies” states that the Fund intends to generate returns by investing across an array of credit and asset backed sectors. Inasmuch as the Fund does not only seek to “generate returns”, please disclose how the Fund intends to provide investors with current income and to achieve attractive risk-adjusted returns with relatively low correlation to the public equity and fixed income markets. Please ensure the disclosure addresses how the Fund intends to achieve low correlation to the fixed income markets, inasmuch as the Fund will invest significantly in fixed income securities.

Response #4

The Registrant has added disclosure noting that the Fund, under normal market conditions, seeks to achieve low correlation to public equity and fixed income markets by investing the majority of its assets in instruments that are not included in major fixed income indexes including high yield and investment grade indexes. These investments may include, but are not limited to, consumer whole loans, non-mortgage securitizations and instruments that either due to size or liquidity are not included in the more liquid index products

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Comment #5

Since the Fund’s name includes “Credit”, please disclose an investment policy to invest at least 80% of the Fund’s net assets (plus borrowings for investment purposes) in debt securities. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (“1940 Act”). Please also identify the types of debt securities in which the Fund will invest for purposes of this policy.

Response #5

The Registrant has added an investment policy as follows:

The Fund will invest, under normal market conditions, at least 80% of its Managed Assets (as defined in the prospectus) in “credit and credit-related investments” (as defined below). The Fund defines “credit and credit-related investments” as debt securities, such as bonds and loans, and securities that have risk profiles consistent with fixed-income securities such as preferred stock and subordinated debt. The Fund’s “credit and credit-related investments” will typically consist of secured and unsecured consumer loans, direct loans to middle market companies, syndicated loans, asset-based loans and leases, infrastructure loans and contracted assets, or other types of loans, which loans may include secured and unsecured notes, senior loans, second lien loans or other types of subordinated loans, or mezzanine loans, any of which may be “covenant-lite” (i.e., loans containing fewer or less restrictive constraints on the borrower than certain other types of loans), corporate debt, structured products, such as collateralized debt obligations and collateralized loan obligations, backed by such assets, including senior debt tranches of CLOs and loan accumulation facilities, asset-backed securities, including subordinated or residual trances of such asset-backed securities, marketplace lending instruments, royalties (payments made by a licensee to a licensor to earn the right to continue using or exploiting a certain property) and convertible and preferred securities. As part of the 80% policy, the Fund may also invest in other securities and instruments that are related to these investments or that the Investment Manager believes are consistent with the Fund’s investment objective.

Comment #6

The first sentence under “Principal Investment Strategies” identifies “infrastructure contracted assets.” Please revise this term to clarify what these investments are.

Response #6

The term has been revised to “infrastructure loans and contracted assets.” The Registrant generally considers infrastructure loans and contracted assets to include debt instruments or loans issued to finance (or re-finance) the ownership, development, construction, maintenance, renovation, enhancement, or operation of infrastructure assets which are those assets which provide the underlying foundation of basic services, facilities and institutions upon which the growth and development of a community depends, including physical structures, networks and systems of transportation, energy, water and sewage, and communication. A contracted asset is where an infrastructure firm enters into long-term contracts to pre-sell all or most of its output at a pre-agreed price. The referenced disclosure, the section of the prospectus entitled “Principal Investment Strategies and Investment Process – Types of Investments” and the “Infrastructure” risk factor have been revised in response to the comment.

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October 15, 2021

Comment #7

Please disclose the Fund’s credit quality and maturity policy with respect to its investments. If the Fund invests in below investment grade debt as part of its principal strategies, please disclose this ability and disclose a reference to “junk bonds”.

Response #7

The Registrant has added the disclosure in response to the comment.

Comment #8

The second sentence of the second paragraph under “Principal Investment Strategies” states that the Fund applies its investment restrictions, leverage limitations, and compliance policies and procedures, on a look-through basis, to the Subsidiary. Please replace “a look-through basis to” with “an aggregate basis with”.

Response #8

The Registrant has made the requested change.

Comment #9

Please tell us the percentage of the Fund’s assets that will be invested in the Subsidiary at the Fund’s launch. We may have more comments after reviewing your response.

Response #9

The Registrant notes that during the Fund’s early stages before it has sufficient assets to qualify as a RIC and pursue its investment strategy, the Fund may invest up to 100% of its assets in the Subsidiary. Once the Fund has sufficient assets to pursue its investment strategy and qualify as a RIC (expected to be approximately $60 million in assets), the Fund will invest no more than 25% of its assets in the Subsidiary under normal circumstances.

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Comment #10

The cover page includes a cross reference to the Principal Risk Factors section of the prospectus. Inasmuch as the Fund will use leverage, please add a cross-reference to the prospectus disclosure regarding the risks associated with the Fund’s use of leverage. See Item 1.1.j. of Form N-2; Guide 6 to Form N-2.

Response #10

The Registrant has added the requested cross-reference and disclosure regarding the use of leverage on the cover page.

Comment #11

The cover page sets forth bolded bullet points setting forth certain risks of investing in the Fund. Please disclose a bolded bullet point that the amount of distributions the Fund may pay, if any, is uncertain.

Response #11

The Registrant has added the requested bullet point.

Comment #12

If the Fund intends to rely on Rule 30e-3 under the 1940 Act, please disclose the information required by Item 1.1.l. of Form N-2.

Response #12

The Registrant has added the disclosure required to rely on Rule 30e-3.

Fund Summary — The Fund and the Shares (pages 4 – 5)

Comment #13

The first sentence of the third paragraph of this section states that, simultaneous with the Fund beginning to accept offers to purchase Shares, the Predecessor Fund will be reorganized with and transfer substantially all of its portfolio securities into the Fund. Please respond to the following comments.

a.            Disclose how the Predecessor Fund will reorganize with the Fund. In particular, disclose whether the Predecessor Fund will receive Fund Shares in exchange for transferring substantially all of its portfolio securities to the Fund and if the Predecessor Fund will hold these Shares or distribute them to the Predecessor Fund’s investors and be dissolved.

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b.            Explain to us how the reorganization complies with Section 17(a)(1) of the 1940 Act. See also GuideStone Financial, SEC No-Action Letter (pub. avail. Dec. 27, 2006).

c.            Describe to us in detail the portfolio securities that will be transferred from the Predecessor Fund to the Fund. We may have more comments after reviewing your response.

Response #13

a.            The Registrant has added the requested disclosure.

b.            The Registrant notes that the reorganization of the Predecessor Fund with the Fund will comply with the requirements set forth in the GuideStone Financial no-action letter1 as follows:

•	The reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (which requires an independent evaluator to value any assets to be transferred for which market quotations are not readily available);

•	The Fund will be a shell portfolio as of the time of the reorganization;

•	The assets of the Predecessor Fund consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

•	The Predecessor Fund will transfer all of its portfolio securities at the time of the reorganization to the Fund;

•	The Fund and the Predecessor will have the same procedures for determining net asset value and will follow those procedures in determining the amount of shares to be issued in the reorganization;

•	The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;

•	The Fund will comply with the recordkeeping requirements described in the GuideStone Financial no-action letter;

•	Monachil Capital Partners, LP, the Fund’s investment adviser (the “Adviser”), consistent with its fiduciary duties, will disclose to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Adviser and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and

1 GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006).

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•	The Adviser, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization.

c.            The sole asset of the Predecessor Fund, other than cash, is 100% of the outstanding securities of Wolf River Cayman, Ltd. (the “Subsidiary”). The sole asset of the Subsidiary, other than currency hedges, is a Euro denominated note settled through Euroclear which is a senior obligation of a Luxembourg-domiciled SPV whose assets are a pool of European (in this case, Spanish) consumer loans. As noted above, the Subsidiary has also entered into currency hedges using currency forwards.

Comment #14

The last sentence of this section states that the Investment Manager has contractually agreed to “absorb the impact” of any taxes that would be owed by the Fund in certain circumstances. Please describe with greater specificity how the Investment Manager would absorb the impact of these taxes. Please also disclose in the fee table, as a separate line item, the estimated tax expense of failing to qualify as a RIC. Please also include the Investment Manager’s reimbursement of a portion of the estimated tax expense in the line item “Amount Absorbed Under the Expense Limitation Agreement”. We may have more comments after reviewing your response.

Response #14

The Registrant has revised the disclosure as requested.

Fund Summary — Investment Objective and Strategies (pages 5 – 6)

Comment #15

The second sentence of this section identifies “factoring” and “royalties” as credit instruments in which the Fund will invest. Please disclose in plain English what factoring and royalties are.

Response #15

The Registrant has deleted the reference to factoring and added a description of royalties in the section of the prospectus entitled “Principal Investment Strategies and Investment Process – Types of Investments.”

Comment #16

The fourth sentence of this section indicates that the Fund may hold pools of nonperforming loans. Please disclose that nonperforming loans are in default. Please also disclose how investing in nonperforming loans are consistent with the Fund’s investment objective of providing investors with, among other things, current income.

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Response #16

The Registrant has added disclosure that non-performing loans are in default. The Registrant notes that the non-performing loans contemplated by the Fund’s strategy will generally be small balance non-performing loans (as opposed to larger corporate non-performing loans) where the creditor is expected to see some collection activity on them on a more periodic basis.

Comment #17

The third to last sentence of this section states that the Fund and the Subsidiary each complies with the provisions of the 1940 Act regarding capital structure. Please revise this sentence to state that the Fund and the Subsidiary comply with the provisions of the 1940 Act regarding capital structure on an aggregate basis.

Response #17

The Registrant has made the requested change.

Fund Summary — Fees and Expenses (pages 6 – 8)

Comment #18

The fourth to last sentence of this section states that the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the current Expense Limit. Please replace “current Expense Limit” with “the expense limit in effect at the time of waiver or the expense limit in effect at the time of recoupment.”

Response #18

The Registrant has made the requested change.

Fund Summary — The Offering (pages 8 – 9)

Comment #19

The third sentence on page 9 states that the Fund reserves the right to reject, in its sole discretion, any request to purchase shares in the Fund at any time. Please disclose the circumstances in which the Fund would reject a purchase request. We may have additional comments after reviewing your response.

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Response #19

The Registrant has revised the language as requested.

Fund Summary — Distribution Policy (page 9)

Comment #20

If the Fund expects to make distributions that consist primarily of returns of capital, please prominently disclose on the prospectus cover page that the Fund’s distributions may consist primarily of a return of capital and an explanation of the consequences of return of capital distributions (e.g., that the distribution does not represent income but is a return of the shareholder’s initial investment which will lower his or her basis in Fund shares, potentially subjecting shareholders to paying higher taxes upon sale of Fund shares).

Response #20

The Registrant has added the requested bullet points on the cover of the prospectus.

Comment #21

The second paragraph of this section references the DRIP. Please disclose in the prospectus the information regarding the DRIP required by Item 10.1.e. of Form N-2.

Response #21

The Registrant has added the information required by Item 10.1.e.

Comment #22

The third and fourth sentences of the second paragraph of this section states that the Fund reserves the right to cap the aggregate amount of income dividends and/or capital gains distributions that are made in cash and that any such cap amount will be pro-rated among electing Shareholders. Please explain to us the legal basis for the Fund’s ability to cap the level of income dividends and/or capital distributions that are made in cash. We may have more comments after reviewing your response.

Response #22

The Registrant has deleted the referenced sentences.

Fund Summary — Repurchase Offers (pages 9 – 10)

Comment #23

The third sentence of this section states that if the value of Shares tendered for repurchase exceeds the value the Fund intends to repurchase, the Fund will generally repurchase less than the full number of Shares tendered. Please revise the reference to “value of Shares” to instead indicate the amount of Shares. See Rule 23c-3(b)(5) under the 1940 Act.

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Response #23

The Registrant has made the requested change.

Fund Summary — Summary of Taxation (page 10)

Comment #24

The second sentence of this section states that, prior to reaching $60 million in assets, the Fund may not satisfy the diversification requirements to qualify as a RIC under the Code. Please describe why the Fund would not satisfy the diversification requirements prior to reaching $60 million in assets. Please also describe the consequences to Shareholders of the Fund not qualifying as a RIC under the Code.

Response #24

The Registrant notes that upon reorganization of the Predecessor Fund into the Fund, the biggest asset of the Fund will be a note currently valued at approximately $15 million. Accordingly, the Fund would be unable to satisfy the asset diversification requirements of a RIC until it reaches at least $60 million in assets. The Registrant has added disclosure regarding the consequences of failing to qualify as a RIC as requested. See also response to Comment #13.c above.

Fund Fees and Expenses (pages 12 – 13)

Comment #25

Please add a parenthetical to the line item “Incentive Fees” stating the percentage amount of the incentive fee (e.g., “15% of pre-incentive fee net investment income”).

Response #25

The Registrant has added the requested parenthetical.

Comment #26

Please confirm to us that the Acquired Fund Fees and Expenses line item will reflect expenses of any BDCs in which the Fund invests.

Response #26

The Registrant confirms that the Acquired Fund Fees and Expenses line item will reflect the expenses of any BDCs in which the Fund invests.

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Comment #27

Footnote 6 states that the Incentive Fee is based on the Fund’s performance. Please identify the class of Shares whose performance on which the Incentive Fee is based.

Response #27

The Registrant has revised the disclosure to indicate that the incentive fee is calculated based upon the “pre-incentive fee net investment income” attributable to each class of the Fund’s shares as such term is defined in the prospectus.

Use of Proceeds (page 14)

Comment #28

The first sentence of this section states that the proceeds from the sale of Shares will be invested as soon as practicable after receipt. Please disclose with greater specificity the time period for the use of proceeds. See Item 7.2. of Form N-2.

Response #28

The Registrant has revised the disclosure as requested to provide greater specificity.

Investment Objectives and Strategies — Investment Strategies and Investment Process (page 14)

Comment #29

Please revise the heading of this section to insert “Principal” before “Investment Strategies”. Please move disclosure of non-principal strategies to a different section. See Items 8.2. and 8.4. of Form N-2 and Instruction 1 to Item 8.4 of Form N-2.

Response #29

The Registrant has made the requested change to the heading and confirms that the strategies in this section are principal.

Comment #30

The first paragraph of this section identifies the various investments the Fund will make but, among other things, repeats certain types of investments multiple times (“pools of corporate loans”; “pools of performing and nonperforming loans”; “loans”; “collateralized loan obligations”) and uses terms that are not clear (e.g., “infrastructure assets”; “contracted assets”). The “Types of Investments” section below also, to some extent, repeats the disclosure included here. Please clearly disclose in one section the principal types of investments in which the Fund will invest.

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Response #30

The Registrant has revised the disclosure in response to the comment.

Comment #31

The second to last sentence of the first paragraph of this section states that the Investment Manager intends to generally hedge certain risks associated with investments in jurisdictions outside the United States, including currency risk and sovereign risk. Please identify the instruments the Fund will use to hedge these risks and disclose the corresponding risks of such instruments in the Principal Risk Factors section.

Response #31

The Registrants notes that the Fund will primarily use currency forwards, non-deliverable forwards, currency options, and cross currency swaps to hedge currency risk. In addition, the Fund may enter into credit hedges using credit default swaps or short positions on bonds. The disclosure has been revised to identify these instruments and their risks.

Comment #32

If the Fund will invest in covenant-lite loans as part of its principal strategies, please identify covenant-lite loans here and disclose the corresponding risks of such loans in the Principal Risk Factors section.

Response #32

The Registrant has added disclosure covenant-lite loans and the corresponding risk.

Comment #33

The first sentence of the third paragraph of this section states that the Fund may act as an originator of loans and other credit assets. Please identify all of the credit assets that the Fund will originate. Please also disclose the following regarding origination of loans and credit assets by the Fund. We may have more comments after reviewing your response.

a.            Any limits on loan/credit asset origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions that the Fund may make loans except as prohibited under the 1940 Act and rules and regulations thereunder (as disclosed on page 4 of the Statement of Additional Information);

b.            Description of overall loan/credit asset selection process, including maturity and duration of individual loans/credit assets, borrower and loan types and geographic location of the borrower;

c.            Description of Fund’s underwriting standards for these loans/credit assets;

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d.            Whether the Fund will be involved in servicing the loans/credit assets and, if so, a description of its servicing obligations; and

e.            Whether the Fund will set up its own online lending platform to originate these loans/credit assets.

Response #33

a.            The Registrant notes that the Fund may originate loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. While the Fund may not make loans except as permitted by the 1940 Act, it does not otherwise impose any limits on its loan origination activities although it only intends to make loans to companies and other entities and not to individuals. The disclosure has been revised in response to the comment.

b.            The Registrant has revised the disclosure in the section of the prospectus entitled “Investment Objectives and Strategies — Investment Strategies and Investment Process” in response to the comment.

c.            The Registrant has revised the disclosure in the section of the prospectus entitled “Investment Objectives and Strategies — Investment Strategies and Investment Process” in response to the comment.

d.            The Registrant notes that the Fund does not currently intend to service any loans that the Fund originates and has added disclosure to that effect. Additionally, the Registrant notes that to the extent that the Investment Manager is involved in activities related to the loans (including, but not limited to, contacting borrowers regarding payment), such activities will not result in any additional expenses to the Fund beyond the Management Fee.

e.            The Registrant notes that the Fund does not intend to set up its own online lending platform to originate loans/credit assets.

Comment #34

Please confirm that expenses of originating loans/credit assets will be reflected in the fee table.

Response #34

The Registrant confirms that the expenses of originating loans/credit assets, if any, will be reflected in the fee table.

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Comment #35

Please confirm that the Fund will update underlying valuation data with respect to each individual loan that it originates at least as often as it calculates its NAV. Also, please disclose that originated loans will be valued on an individual loan level, fair valuation will be performed using inputs that incorporate borrower level data which is updated as often as the Fund’s NAV is calculated and the type of information that will be used to value loans.

Response #35

The Registrant confirms that the Fund will update underlying valuation data with respect to each individual loan that it originates at least as often as it calculates its NAV. The Registrant has added the requested disclosure that originated loans will be valued on an individual loan level, fair valuation will be performed using inputs that incorporate borrower level data which is updated as often as the Fund’s NAV is calculated and the types of information that will be used to value loans to the section of the prospectus entitled “Calculation Of Net Asset Value – General”.

Investment Objectives and Strategies — Investment Strategies and Investment Process — Types of Investments (pages 14 – 15)

Comment #36

The first sentence of this section states that the Fund may acquire convertible securities. If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund expects to invest in CoCos, the characteristics of the CoCos (e.g., credit quality, conversion triggers). If CoCos will be a principal type of investment, please disclose a description of CoCos and provide appropriate risk disclosure.

Response #36

The Registrant confirms that the Fund does not intend to invest in CoCos.

Comment #37

The first sentence of this section states that the Fund may acquire derivatives, including credit default swaps. Please disclose in an appropriate location that, to the extent derivatives are counted towards the Fund’s policy to invest at least 80% of assets in debt securities, derivatives will be valued based on market value. See Rule 35d-1(a)(2)(i) under the 1940 Act. Also, please disclose if the Fund will sell credit default swaps and the corresponding risks of doing so.

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Response #37

The Registrant confirms that, to the extent derivative instruments are counted towards the Fund’s 80% policy to invest in credit and credit-related instruments, such derivative instruments are valued on a mark to market basis and that disclosure to this effect has been added to the section of the prospectus entitled “Principal Risk Factors – Investment Related Risks – Strategy and Investment-Specific Risks.” The Registrant also confirms that the Fund will, under normal circumstances, only buy credit default swaps and will not sell such instruments.

Comment #38

The last sentence of the first paragraph of this section states that the Fund may enter into certain transactions “to hedge exposure for the Fund’s Portfolio.” Please disclose in greater detail what exposure these transactions would hedge against and how these transactions would function as a hedge.

Response #38

The Registrant has deleted the referenced phrase. The Registrant notes that hedging transactions are discussed elsewhere in the prospectus.

Comment #39

The first sentence of the second paragraph of this section identifies structures where the originator co-invests with the Fund, proportionally sharing in the risk, with certain protections provided to the Fund. Please describe these investments in greater detail.

Response #39

The Registrant notes that generally such investments would be in form of co-investments with preferred return rights. For example, the Fund and the originator investment could be pari-passu in the investment as long as returns exceed a certain threshold (e.g., 10%). However, in the event that returns are less than 10% or if there are losses, the Fund may have the right to collect its principal and preferred return ahead of the originator, therefore subordinating the originator’s preferred return rights. The Registrant has revised the disclosure in response to the comment.

Comment #40

The second sentence of the second paragraph states that “in an ordinary market environment,” the majority of these investments will be in categories (i) and (ii). Please disclose what an ordinary market environment is.

Response #40

The Registrant has revised the sentence to refer to the more commonly used “under normal market conditions.”

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Comment #41

The first sentence of the third paragraph states that the Investment Manager may invest the Fund’s assets in loans directly or through special purpose vehicles, partnerships and other structures (“SPVs”). Please describe the Fund’s ownership of the SPVs (e.g., wholly-owned or primarily controlled by the Fund). Please also respond to the following comments regarding SPVs that are wholly-owned or primarily controlled by the Fund.

a.            Disclose any of the SPV’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

b.            Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the SPV.

c.            Disclose that each investment adviser to the SPV complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the SPV and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

d.            Disclose that each SPV complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the SPV.

e.            Confirm to us that the financial statements of each wholly-owned SPV will be consolidated with those of the Fund.

f.            Confirm to us that (a) a SPV’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and an SPV’s expenses will be included in the “Other Expenses” line item of the fee table; (b) if an SPV is not organized in the U.S., the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a SPV and its board of directors will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response #41

The Registrant has revised the prospectus to clarify that SPVs will be wholly-owned by the Fund.

a.            With respect to 41(a), the Registrant confirms that the principal investment strategy and principal risks disclosure in the Registration Statement reflect the collective principal investment strategies or principal risks related to an investment in the Fund, including any Fund assets held in an SPV.

b.            With respect to 41(b), the Registrant confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the 1940 Act, in each case on an aggregate basis with each of the SPVs. The Registrant has revised the section of the prospectus entitled “Investment Objectives and Strategies – Principal Investment Strategies and Investment Process – The Subsidiary and SPVs” to clarify.

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c.            With respect to 41(c), the Investment Manager and each SPV will be parties to an investment management agreement (the “SPV Investment Management Agreement”), under which no separate compensation is paid from each SPV to the Investment Manager. Since the SPVs will not be required to be registered as investment companies under the 1940 Act, they are not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act. The Registrant takes the position that each SPV Investment Management Agreement does not need to be treated with the same formality as an advisory agreement that is subject to Section 15 of the 1940 Act. The SPV Investment Management Agreement will be nonetheless structured to include a contractual provision that, after an initial two-year period, subjects the SPV Investment Management Agreement to the approval of the SPV’s board of directors and the Registrant’s board of trustees (including a majority of the Registrant’s non-interested trustees) on an annual basis. The Registrant has revised the section of the prospectus entitled “Investment Objectives and Strategies – Principal Investment Strategies and Investment Process – The Subsidiary and SPVs” to disclose more clearly the existence of a separate investment management agreement for the SPVs. The Registrant confirms that the SPV Investment Management Agreement will be filed as an exhibit to the Registration Statement.

d.            With respect to 41(d), the Registrant confirms that each SPV will comply with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and the rules thereunder. It is expected that the SPVs will have the same custodian as the Fund, UMB Bank, N.A. The Registrant has revised the section of the prospectus entitled “Investment Objectives and Strategies – Principal Investment Strategies and Investment Process – The Subsidiary and SPVs” to clarify.

e.            With respect to 41(e), the Registrant confirms that the financial statements of each SPV will be consolidated with those of the Fund.

f.            With respect to 41(f), as noted in the prospectus, the Investment Manager will not receive separate compensation from any of the SPVs for providing them with investment management or administrative services. However, the Fund pays the Investment Manager based on the Fund’s assets, including the assets invested in an SPV. The expenses of the SPVs will be shown as a subcategory of “Other Expenses” in the Fund’s fee table and therefore will be reflected in the “Other Expenses” line item in the fee table. The Registrant confirms that each SPV and its board of directors will designate an agent for service of process in the United States. The Registrant confirms that each SPV and its board of directors will agree to inspection of each SPV’s books and records by the Staff.

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Monachil Credit Income Fund

October 15, 2021

Investment Objectives and Strategies — Investment Strategies and Investment Process — The Subsidiary (pages 16 – 17)

Comment #42

The fourth sentence in this section states that the Subsidiary may also hold cash or invest in other instruments, including fixed income securities. Please disclose with greater specificity the other instruments in which the Subsidiary may invest.

Response #42

The Registrant has clarified the disclosure to note that the Subsidiary may invest in any instrument that the Fund may invest in.

Comment #43

Please respond to the following comments with respect to the Subsidiary.

a.            Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

b.            Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

c.            Disclose that the investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

d.            Confirm to us that (a) the Subsidiary’s expenses (other than the Management Fee) will be included in the “Other Expenses” line item of the fee table; (b) the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) the Subsidiary and its board of directors will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response #43

a.            With respect to 43(a), the Registrant confirms that the principal investment strategy and principal risks disclosure in the Registration Statement reflects the collective principal investment strategies or principal risks related to an investment in the Fund, including any Fund assets held in the Subsidiary.

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Monachil Credit Income Fund

October 15, 2021

b.            With respect to 43(b), the Registrant confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the 1940 Act, in each case on an aggregate basis with the Subsidiary. The Registrant has revised the section of the prospectus entitled “Investment Objectives and Strategies – Principal Investment Strategies and Investment Process – The Subsidiary and SPVs” to clarify.

c.            With respect to 43(c), the Investment Manager and the Subsidiary will be parties to an investment management agreement (the “Subsidiary Investment Management Agreement”), under which no separate compensation is paid from the Subsidiary to the Investment Manager. Since the Subsidiary will not be required to be registered as an investment company under the 1940 Act, it is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act. The Registrant takes the position that the Subsidiary Investment Management Agreement does not need to be treated with the same formality as an advisory agreement that is subject to Section 15 of the 1940 Act. The Subsidiary Investment Management Agreement will be nonetheless structured to include a contractual provision that, after an initial two-year period, subjects the Subsidiary Investment Management Agreement to the approval of the Subsidiary’s board of directors and the Registrant’s board of trustees (including a majority of the Registrant’s non-interested trustees) on an annual basis. The Registrant will revise the section of the prospectus entitled “Investment Objectives and Strategies – Principal Investment Strategies and Investment Process – The Subsidiary and SPVs” to disclose more clearly the existence of the separate investment management agreement for the Subsidiary. The Registrant confirms that the Subsidiary Investment Management Agreement will be filed as an exhibit to the Registration Statement.

d.            As noted in the prospectus, the Investment Manager will not receive separate compensation from the Subsidiary for providing it with investment management or administrative services. However, the Fund pays the Investment Manager based on the Fund’s assets, including the assets invested in the Subsidiary. The expenses of the Subsidiary will be shown as a subcategory of “Other Expenses” in the Fund’s fee table and therefore will be reflected in the “Other Expenses” line item in the fee table. The Registrant confirms that the Subsidiary and its board of directors will designate an agent for service of process in the United States. The Registrant confirms that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff.

Comment #44

The last sentence of the second paragraph of this section states that the Fund and the Subsidiary will test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary will comply with the asset segregation requirements to the same extent as the Fund. Please delete “certain” before “investment restrictions” and delete the exception for securities that may involve leverage.

Response #44

The Registrant has made the requested change.

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Monachil Credit Income Fund

October 15, 2021

Principal Risk Factors — General Fund/Structure Risks (pages 17 – 23)

Comment #45

Disclosure on page 18 describes the risks of “Repurchase Offers; Limited Liquidity”. Please enhance disclosure of the risks of Repurchase Offers (e.g., the possibility of a material change in net asset value between the date a Shareholder is notified of a repurchase and the pricing date of the repurchase; that Fund repurchases of Shares will be a taxable event to Shareholders).

Response #45

The Registrant has added disclosure that the NAV of the Fund’s Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined and that the repurchase of Shares by the Fund will be a taxable event to Shareholders.

Comment #46

Disclosure on page 18 describes the risks of “Illiquid Investments”. The first sentence of the risk factor identifies pools of consumer assets, credit assets and other structured finance as assets. Please identify all types of investment in which the Fund intends to invest that raise the risks described in this risk factor. Please also clarify what consumer assets are.

Response #46

The Registrant notes that a substantial number of instruments in which the Fund may invest may be illiquid and other instruments may become illiquid depending upon the circumstances. Accordingly, the Registrant respectfully declines to list each instrument that may be or become illiquid in this risk factor and instead has revised the disclosure to note that a substantial portion of the securities and instruments in which the Fund invests are illiquid and the circumstances under which a security is considered illiquid. Registrant notes that these revisions have been made to the “Illiquid Portfolio Investments” risk factor in the “Principal Risk Factors – Investment Related Risks – Strategy and Investment-Specific Risks” section of the prospectus and deleted the redundant “Illiquid Investments” risk factor.

Comment #47

Disclosure on page 20 describes the risks of “Dependence on the Investment Manager”. If the Investment Manager does not have experience managing registered investment companies, please disclose the risks of such inexperience.

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Monachil Credit Income Fund

October 15, 2021

Response #47

The Registrant has revised the risk disclosure as requested.

Comment #48

Disclosure on page 21 describes the risks of “Portfolio Turnover”. If frequent trading is a principal strategy of the Fund, please describe such strategy in the section describing the Fund’s principal strategies.

Response #48

The Registrant notes that frequent trading is not a principal strategy of the Fund, although, as disclosed in the risk factor, the Fund may sell securities without regard to the length of time that they are held to take advantage of new investment opportunities as they may arise. Disclosure has been added to the section of the prospectus entitled “Investment Objectives and Strategies – Principal Investment Strategies and Investment Process – Investment Process” to clarify.

Principal Risk Factors — Investment Related Risks (pages 23 – 27)

Comment #49

Inasmuch as the Fund will invest significantly in below investment grade debt securities, please disclose “Interest Rate Risk” and the “High Yield Debt” risk (set forth in the Strategy and Investment-Specific Risks section) more prominently.

Response #49

The Registrant has moved both Interest Rate Risk and High Yield Debt risk to occur sooner in the sections “Principal Risk Factors – Investment Related Risks – General Risks” and “Principal Risk Factors – Investment Related Risks – Strategy-Specific Risks,” respectively, as requested.

Comment #50

Disclosure on page 23 describes “Market Risk”. This risk factor describes risks associated with global market developments and disruptions, including those arising from public health emergencies, and the possible impact on the Fund. Please consider whether the Fund’s disclosures, including risk disclosures should be revised based on how these events may affect the Fund and its investments and investment process. If you believe that no additional disclosure is warranted, please explain to us why not.

Response #50

The Registrant has revised the “Market Risk” and “Market Disruption Risk” risk factors in response to the comment.

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Monachil Credit Income Fund

October 15, 2021

Comment #51

A number of risk factors describe investments that are not identified in the Fund’s strategies, including Eurozone Risk, Co-Investment Opportunities, Focused Investment Risk, High Yield Debt, Mezzanine Debt, Marketplace Lending, Equity Investments, Preferred Securities, and Private Investment Funds. Please disclose these investments in the section describing the Fund’s principal strategies or explain to us why that is not appropriate.

Response #51

The Registrant has added disclosure regarding these investments to the Fund’s principal strategies section except for “Co-Investment Opportunities.” While Registrant intends to submit an application for a co-investment exemptive order, and while the Fund may engage in co-investing if an exemptive order is granted, co-investing is not a principal strategy of the Fund. Accordingly, the “Co-Investment Opportunities” risk factor has been deleted and disclosure regarding co-investing has been added to the section of the prospectus entitled “Conflicts of Interest.”

Comment #52

Disclosure on page 25 describes “Interest Rate Risk”. Please consider reflecting the current low interest rate environment in this risk factor. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions (March 2016).

Response #52

The Registrant has added the requested disclosure.

Principal Risk Factors — Strategy Specific Risks (pages 27 – 41)

Comment #53

Disclosure on page 29 describes “Valuation Risk”. The last sentence of this risk factor refers to a “coincident tender offer”. Inasmuch as disclosure consistently describes the Fund offers as repurchase offers, please replace this reference to “tender offer” with “repurchase offer”.

Response #53

The Registrant has made the requested change.

Comment #54

Disclosure on page 30 describes “Focused Investment Risk”, which indicates that the Fund may focus its investments in particular industries or particular countries or regions. If the Fund will be focused on particular industries or countries or regions at launch, please disclose the specific risks of those industries, countries or regions, in this section of the prospectus.

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Monachil Credit Income Fund

October 15, 2021

Response #54

The Registrant notes that the Prospectus includes specific risk disclosures with respect to particular asset classes and regions in which the Fund ordinarily expects to focus. See, e.g., “Structured Products," “Asset-Backed Securities," "Eurozone Risk". The Registrant notes, however, that as the Fund will have significant exposure to a pool of Spanish consumer loans upon launch (see response to Comment #13 above), the Registrant has added a risk factor regarding investing in Spain.

Comment #55

Disclosure on page 31 identifies a “Direct Lending Risk” and a “Direct Origination Risk”. If these risk factors describe risks of the same strategy, please consolidate both risk factors into a single risk factor.

Response #55

The Registrant notes that these are different risks and has elected to keep them separate.

Comment #56

The first sentence of the second paragraph of the “Direct Origination Risk” states that the Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Please describe this syndication in detail in the section describing the Fund’s principal strategies, including how the Fund may syndicate assets, including the types of assets it may syndicate, the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the Fund), the types of securities the vehicles will issue (e.g., debt, equity), how the vehicles will issue securities (e.g., in private placements), and what recourse debt holders will have against the Fund’s assets. Please also explain to us whether the sale of interests by a syndicated vehicle involves the issuance of a senior security by the Fund. If so, please explain to us how this issuance would comply with Sections 18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.

Response #56

The Registrant notes that the Fund does not intend to syndicate loans, however, it may invest in syndicated loans. The disclosure has been revised accordingly. See addition of “Syndicated Loans Risk” risk factor under “Principal Risk Factors – Investment Related Risks – Strategy-Specific Risks” and inclusion of syndicated loans under “Investment Objectives and Strategies — Investment Strategies and Investment Process — Types of Investments.”

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Monachil Credit Income Fund

October 15, 2021

Comment #57

Disclosure on page 32 describes the risks of “Asset-Backed Securities”. The first sentence of the second paragraph notes the risk of investing in subordinated or residual tranches. If the Fund will invest in subordinated or residual tranches of asset-backed securities as part of its principal strategies, please identify such investments in the section that describes the Fund’s principal strategies.

Response #57

The Registrant has added the requested disclosure.

Comment #58

Disclosure on pages 33 and 34 describes the risks of “Repurchase Agreements and Reverse Repurchase Agreements”. Please disclose the risks resulting from the fact that reverse repurchase agreements are akin to a borrowing by the Fund.

Response #58

The Registrant has added the requested the disclosure.

Comment #59

Disclosure on page 35 describes the risks of “Marketplace Lending”. Please disclose the upper limit of the Fund’s assets that can be invested in Marketplace Lending instruments and the types of Marketplace Lending instruments that would be included under this limit. We may have more comments after reviewing your response.

Response #59

The Registrant notes that the Fund may invest in Marketplace Lending Instruments without limitation. The disclosure has been revised as requested.

Comment #60

Disclosure on page 38 describes the risks of “Investment Funds” and “Private Investment Funds”. Please disclose in an appropriate location that the Fund considers investments in underlying funds in which it invests when determining compliance with its policy to invest at least 80% of assets in debt securities. Please also disclose the upper limit of the Fund’s assets that will be invested in private investment funds (including private investment funds that purchase marketplace loans identified in the risk factor “Marketplace Lending” on page 35) and the types of private investment funds in which the Fund will invest and the section of the 1940 Act such funds rely on to avoid registration. We may have more comments after reviewing your response.

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Monachil Credit Income Fund

October 15, 2021

Response #60

The Registrant has added the requested disclosure regarding the 80% policy to sections of the prospectus describing the Fund’s investment objective and strategies. The Registrant has also added disclosure that the Fund will not invest more than 15% of its net assets in private investment funds that are excluded from the definition of “investment company” under the Investment Company Act solely by Section 3(c)(1) or Section 3(c)(7). The Fund may invest in all private investment funds, including those relying on Section 3(c)(5), without limitation.

Comment #61

Disclosure on page 39 describes “Segregation and Coverage Risk”. Please update this risk factor to reflect the adoption of Rule 18f-4 under the 1940 Act and the possible effects on the Fund.

Response #61

The Registrant has revised the disclosure as requested.

Comment #62

Disclosure on page 40 describes the risks of “Non-U.S. Investments”. If investing in emerging markets is a principal strategy of the Fund, please set forth the risks of investing in emerging markets as a separate risk factor and tailor the disclosure regarding emerging market risks to the Fund’s intended emerging market investments. See ADI 2020-11, Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response #62

The Registrant has added Emerging Markets Risk as a separate risk factor as requested.

Management of the Fund (pages 41 – 43)

Comment #63

Disclosure on page 42 identifies the Fund’s portfolio managers as those who currently have primary responsibility for management of the Fund. Please clarify the roles that the portfolio managers play in managing the Fund. For example, please disclose whether one individual serves as lead portfolio manager (and is therefore primarily responsible for managing the Fund’s portfolio) or whether all portfolio managers are jointly and primarily responsible for managing the Fund’s portfolio. See Instruction to Item 9.1.c. of Form N-2.

Response #63

The Registrant confirms that Ali Meli services as the lead portfolio manager of the Fund. The disclosure has been revised accordingly.

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Monachil Credit Income Fund

October 15, 2021

Comment #64

Please disclose the time periods for Mr. Pryor’s work experience to clarify that the disclosure describes his business experience for at least the last five years. See Item 9.1.c. of Form N-2.

Response #64

The Registrant has revised the disclosure as requested.

Comment #65

Inasmuch as the Predecessor Fund has less than one full calendar year of performance, please delete the Predecessor Fund Performance section. See Instruction 4.g.(2)(B) to Item 24 of Form N-2; MassMutual Institutional Funds, SEC No-Action Letter (pub. avail. Sept. 28, 1995).

Response #65

The Registrant notes that the performance being presented is not being shown as that of the Fund in reliance on the MassMutual no action letter but rather as the performance of the Predecessor Fund shown in the section of the prospectus entitled “MANAGEMENT OF THE FUND – THE INVESTMENT MANAGER” as adviser-related performance in reliance on the “Nicholas-Applegate” no action letters.  The Registrant confirms that the Predecessor Fund is the only account managed by the Investment Manager in a manner substantially similar to the Fund. The disclosure has been revised to clarify this point.

Management Fees (pages 43 – 44)

Comment #66

Please disclose a graphical presentation of the Incentive Fee and an example of how it is applied.

Response #66

The Registrant has added a graphical representation of the Incentive Fee as requested.

Distributor (pages 44 – 45)

Comment #67

The sentence on pages 44 and 45 states that the financial intermediary will be the shareholder of record, although customers may have the right to vote shares depending on their arrangement with the intermediary. Please explain to us the legal basis permitting an arrangement that does not permit a shareholder to vote Fund shares.

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Monachil Credit Income Fund

October 15, 2021

Response #67

The Registrant has deleted the reference to voting customers. The sentence now reads as follows: “The financial intermediary, and not its customers, will be the shareholder of record.”

Comment #68

The first full paragraph on page 45 states that the Fund will indemnify the Distributor for certain losses and claims. Please disclose that the Fund will not indemnify the Distributor for the actions described in Section 17(i) of the 1940 Act.

Response #68

The Registrant has revised the disclosure as requested.

Comment #69

The second sentence of the second paragraph on page 45 states that the Fund may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. Please identify all such reductions, modifications and waivers in the prospectus.

Response #69

The Registrant has revised the disclosure in response to the comment.

Comment #70

The third sentence of the second paragraph states that no sales charge is expected to be charged with respect to certain parties “in the Fund’s sole discretion”. Since sales charge waivers must be applied uniformly, please delete “in the Fund’s sole discretion”.

Response #70

The Registrant has made the requested change.

Distribution and Service Plan (pages 45 – 46)

Comment #71

The fourth sentence of this section states that the Distribution and Service Plan will allow the Fund to pay servicing fees to “qualified recipients”. Please disclose who qualified recipients include and the services provided by the qualified recipients.

Response #71

The Registrant has revised the disclosure as requested.

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Monachil Credit Income Fund

October 15, 2021

Quarterly Repurchase Offers (page 50)

Comment #72

Please add sub-headings to the disclosure in this section and the next section (Repurchase Offer Procedures) to make the disclosure easier to read and understand.

Response #72

The Registrant has added the requested sub-headings.

Comment #73

The first sentence of the third paragraph of this section states that, for each Repurchase Offer, the Board will set an amount between 5% and 25% of the Fund’s Shares. Please disclose the percentage amount that the Fund currently expects to repurchase and the expected frequency of such repurchases.

Response #73

The Registrant has made the requested change.

Comment #74

The first sentence of the fourth paragraph of this section states that Shareholders will be notified in writing of each quarterly Repurchase Offer and the date the Repurchase Offer ends. Please disclose when Repurchase Request Deadlines are expected to occur and when Shareholder Notifications are expected to be sent to Shareholders.

Response #74

The Registrant notes that this section of the prospectus already discloses that the time between notification to Shareholders and the Repurchase Request Deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. The Registrant has added disclosure regarding when Shareholder Notifications are expected to be sent as requested.

Repurchase Offer Procedures (pages 50 – 52)

Comment #75

The third sentence of the third paragraph of this section states that the Fund may accept all shares tendered for repurchase by Shareholders who own less than $[ ] worth of Shares and who tender all of their Shares, before prorating other amounts tendered. Please replace $[ ] with a number of shares which is less than 100. See Rule 23c-3(b)(5)(i) under the 1940 Act.

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Monachil Credit Income Fund

October 15, 2021

Response #75

The Registrant has made the requested change.

Comment #76

The fourth sentence of the third paragraph of this section states that the Fund will accept the total number of Shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. As this is not permitted by Rule 23c-3(b)(5) under the 1940 Act, please delete this sentence.

Response #76

The Registrant has deleted the sentence as requested change.

Calculation of Net Asset Value — General (pages 53 – 55)

Comment #77

The first sentence of the second paragraph states that the Fund’s Valuation Committee will oversee the valuation of the Fund’s investments on behalf of the Fund. Please replace “Valuation Committee” with “Board of Trustees” or, alternatively, disclose that the Valuation Committee is a committee of the Board of Trustees.

Response #77

The Registrant has revised the disclosure in response to the Staff’s comment.

Taxation of the Fund (pages 56 – 59)

Comment #78

The first sentence of the second paragraph of this section states that the Fund intends to qualify as a RIC. Please revise this disclosure to describe the expected tax treatment of the Fund before it reaches $60 million in assets.

Response #78

The Registrant has revised the disclosure as requested.

Comment #79

Disclosure on page 58 describes tax consequences of “Sales, Exchanges And Redemptions”. Please disclose the tax consequences of Fund repurchases of Shares and possible related portfolio sales made in order to fund Share repurchases.

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Monachil Credit Income Fund

October 15, 2021

Response #79

The Registrant has revised the disclosure in response to the comment.

Statement of Additional Information

Fundamental Policies (pages 3 – 5)

Comment #80

Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

Response #80

The Registrant confirms that it will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

Comment #81

Please disclose that the Fund will consider the holdings of underlying funds in which it invests when determining compliance with its concentration policy.

Response #81

The Registrant confirms that it will consider the holdings of underlying funds in which it invests when determining compliance with its concentration policy to the extent information regarding the holdings of the underlying funds is available to the Investment Manager.

Comment #82

The last sentence of the first paragraph of this section states that, within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action. Please revise this sentence to clarify that, since the Fund must comply with its fundamental policies, it has no freedom of action to operate outside of those policies.

Response #82

The Registrant has deleted the sentence.

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Monachil Credit Income Fund

October 15, 2021

Comment #83

Disclosure on page 4 under “Non-Fundamental Policies” identifies a policy that the Fund may not invest directly in real estate and a policy that the Fund may purchase or sell certain commodities. Please incorporate these non-fundamental policies into fundamental policy (4).

Response #83

Fundamental policy (4) permits the Fund to purchase or sell commodities or real estate, except as prohibited by applicable law, while, with respect to real estate, non-fundamental policy (1) prohibits the Fund from investing directly in real estate. The Registrant does not believe these two policies are in conflict or need to be combined. Rather, the policies are designed to permit the non-fundamental restrictions on the Fund’s investments in real estate to be removed without shareholder approval. Accordingly, the Registrant respectfully declines to make the requested change. With respect to non-fundamental policy (2), as it does not further limit fundamental policy (1), it has been deleted.

Financial Statements (page 20)

Comment #84

Please inform us which financial statements of the Predecessor Fund will be included in a future pre-effective amendment. Please also tell us if the financial statements will be audited under AICPA or PCAOB auditing standards and if they will be compliant with Article 12 of Regulation S-X. See Regulation S-X 6-11.

Response #84

The Registrant respectfully notes that the Predecessor Fund is not expected to have one year of operations prior to its reorganization and as a result, will not have audited financial statements to include.

Part C – Other Information

Item 25. Financial Statements and Exhibits

Comment #85

Please include hyperlinks for all Exhibits that have been filed. See Instruction 7 to Item 25.2 of Form N-2.

Response #85

The Registrant will include hyperlinks for all Exhibits that are filed.

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Monachil Credit Income Fund

October 15, 2021

Comment #86

Please revise Exhibits (e), (g), (h), (j)(1), (k)(1), (k)(2), (k)(4) and (p) to delete “Form of”.

Response #86

The Registrant has made the requested change.

Comment #87

Please confirm that the opinion and consent of Alston & Bird LLP to be filed by amendment is consistent with Staff Legal Bulletin 19.

Response #87

The Registrant confirms that the opinion and consent of Alston & Bird LLP to be filed by amendment will be consistent with Staff Legal Bulletin 19.

Item 34. Undertakings

Comment #88

Please revise the undertakings set forth in Item 34 to reflect the undertakings in Form N-2 as amended effective August 2020. Also, please do not include undertaking 34.1.

Response #88

The Registrant has made the requested change.

Signature Page

Comment #89

We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. See Section 6(a) of Securities Act.

Response #89

The Registrant confirms that once the Board of Trustees has been properly constituted, a pre-effective amendment will be signed by a majority of the Trustees.

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Monachil Credit Income Fund

October 15, 2021

General Comments

Comment #90

Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response #90

The Registrant confirms that it has not and does not intend to present any “test the waters” materials in connection with this offering.

Comment #91

We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response #91

The Registrant acknowledges the Staff’s comment.

Comment #92

If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response #92

The Registrant confirms that the Fund does not intend to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.

Comment #93

Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. Please also tell us when you expect to submit applications for the Fund to issue multiple classes of shares and to permit co-investment.

Response #93

The Registrant submitted an exemptive application for relief to offer multiple classes of shares on July 20, 2021. The Registrant also expects to submit an exemptive application for relief to engage in co-investments with affiliates.

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Monachil Credit Income Fund

October 15, 2021

Comment #94

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response #94

The Registrant acknowledges the Staff’s comment and notes that Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-2 was filed concurrent with this response.

* * * * *

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

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